UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from ___________________ to __________________

Commission file number 1-08246

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Southwestern Energy Company 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SOUTHWESTERN ENERGY COMPANY 2350 N. Sam Houston Parkway E. Suite 125 Houston, Texas 77032

Financial Statements, Supplemental Schedule and Report of Independent Registered Public Accounting Firm

Southwestern Energy Company 401(k) Savings Plan

December 31, 2012 and 2011

Contents

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS:

Statements of net assets available for benefits – December 31, 2012 and 2011

    4

Statements of changes in net assets available for benefits –

For the years ended December 31, 2012 and 2011

    5

NOTES TO FINANCIAL STATEMENTS

    6

SUPPLEMENTAL SCHEDULE:

Form 5500 - Schedule H, Line 4i – Schedule of assets (held at end of year) –

December 31, 2012

    17

Report of Independent Registered Public Accounting Firm

Participants and Benefits Administration Committee

Southwestern Energy Company 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Southwestern Energy Company 401(k) Savings Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Southwestern Energy Company 401(k) Savings Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/GRANT THORNTON LLP

Houston, Texas

June 26, 2013

Southwestern Energy Company

401(k) Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2012 and 2011

	2012	2011
ASSETS:
Investments at fair value
Mutual funds	$63,128,964	$52,143,442
Collective trusts	23,089,418	14,480,335
Common stocks	14,278,519	14,599,021
Total investments	100,496,901	81,222,798

Receivables
Notes receivable from participants	2,845,618	2,339,695
Participants’ contributions	23,947	17,773
Employer’s contributions	14,439	11,662
Total receivables	2,884,004	2,369,130

Net assets reflecting investments at fair value	103,380,905	83,591,928
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(64,298)	(15,263)
Net assets available for benefits	$103,316,607	$83,576,665

The accompanying notes are an integral part of these financial statements.

Southwestern Energy Company

401(k) Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years ended December 31, 2012 and 2011

	2012	2011
ADDITIONS:
Contributions
Participant	$12,154,791	$10,452,131
Employer	6,338,120	5,484,205
Rollover	841,066	1,029,004
Total contributions	19,333,977	16,965,340

Investment income
Net appreciation (depreciation) in fair value of investments	7,956,268	(4,464,990)
Interest and dividend income	2,040,211	1,197,573
Net investment income (loss)	9,996,479	(3,267,417)

Interest income on notes receivable from participants	102,111	83,311
Total additions	29,432,567	13,781,234

DEDUCTIONS:
Benefits paid to participants	9,674,850	5,396,302
Administrative expenses	17,775	18,250
Total deductions	9,692,625	5,414,552

Net increase in net assets available for benefits	19,739,942	8,366,682

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	83,576,665	75,209,983
End of year	$103,316,607	$83,576,665

The accompanying notes are an integral part of these financial statements.

Southwestern Energy Company

401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE A – DESCRIPTION OF PLAN

The following description of the Southwestern Energy Company 401(k) Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.  The Plan agreement, as amended and restated effective January 1, 2009, and all subsequent amendments have been considered in the following description; the amendments made to the restated Plan agreement have no significant effects on net assets.

1. General

The Plan is a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code (the “IRC”).  The Plan covers all employees of Southwestern Energy Company (the “Company” or “Employer”) and its subsidiaries except for:

a.

Employees who have not yet completed thirty (30) days of service,

b.

Employees whose terms of employment are covered by a collective bargaining agreement that does not provide for participation in the Plan, provided that retirement benefits have been the subject of good faith bargaining,

c.

Employees who are under the age of twenty-one (21),

d.

Seasonal employees who have one thousand (1,000) or less hours of service for the applicable computation period,

e.

Employees or other persons who perform services pursuant to written agreement with the Employer or with a third party, unless such agreement provides for participation in the Plan,

f.

Leased employees, and

g.

Non-resident aliens.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”).

2. Contributions

Participants may contribute from 1% to 25% of eligible compensation, as defined in the Plan.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Salary deferrals consist of pretax and/or Roth 401(k) contributions.  Participants may also rollover amounts from other qualified defined benefit or defined contribution plans.  The Company matches 100% of the first 3% of eligible compensation and 50% of the next 3% of eligible compensation that a participant contributes to the Plan.  All contributions to the Plan are invested under the direction of the participant in 16 investment options including Company stock.  Investments in the stock of Entergy Corporation originated from a previous plan merger and are no longer an active investment option.  Contributions are subject to certain limitations.

Southwestern Energy Company

401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2012 and 2011

NOTE A – DESCRIPTION OF PLAN – Continued

3. Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contribution and Plan earnings.  Allocations are based on participant earnings or account balances, as defined in the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balance.

4. Vesting

Participants are immediately vested in their contributions and Company contributions plus actual earnings thereon.

5. Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of a participant’s vested account balance.  The loans are secured by the balance in the participant’s account and bear fixed interest at one percentage point above the prime lending rate at the inception of the loan.  Principal and interest is generally paid through payroll deductions.  Amounts repaid are reinvested in investment options based on the participant’s current investment elections.  At December 31, 2012, interest rates ranged from 4.25% to 8.25%.

6. Payment of Benefits

On termination of service due to death, disability, or retirement, a participant or a participant’s estate may receive the full value of his or her account in a lump-sum or over an installment period of not more than 10 years.  For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

7. Transfers to and from Other Plans

The Plan transfers certain net assets to other plans in connection with participants who have terminated employment and began participating in other employer plans.  Such transfers are recorded in benefits paid to participants at the fair value of the assets on the date transferred.  Similarly, the Plan allows new participants to rollover or transfer-in assets held in other qualified plans.  Such transfers are recorded in rollover contributions at fair value.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.   Basis of Accounting

The Plan’s financial statements are presented on the accrual basis of accounting.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through BNP Paribas Investment Partners Trust Company, a collective trust.  The Statements of Net Assets Available for Benefits present the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contract.  The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

2.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

3.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note D for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

4.

Administrative Expenses

Loan origination fees paid by the Plan participants to the Plan’s record-keeper are reflected as administrative expenses. All other expenses incurred in connection with the Plan are paid by the Company.  During 2012 and 2011, the Company paid $145,552 and $192,939, respectively, of expenses on behalf of the Plan.  The Company does not seek to be reimbursed by the Plan for payment of such expenses. Brokerage commissions and transfer taxes incurred in connection with securities transactions are treated as part of the purchase cost or a reduction of sales proceeds.

5.

Payments of Benefits

Benefits are recorded when paid.

Southwestern Energy Company

401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2012 and 2011

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

6.

Adoption of New Accounting Standards

In May 2011, the FASB issued guidance on fair value measurement and disclosure requirements outlined in Accounting Standards Update No. 2011-04, Fair Value Measurement (Topic 820)–Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS (“Update 2011-04”).  Update 2011-04 expands existing fair value disclosure requirements, particularly for Level 3 inputs, including: quantitative disclosure of the unobservable inputs and assumptions used in the measurement, description of the valuation processes in place and sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs.  The amendments in Update 2011-04 must be applied prospectively and are effective during interim and annual periods beginning after December 15, 2011.  The implementation of the disclosure requirement during the year ended December 31, 2012 did not have a material impact on the Plan’s financial statements.

7.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest.  Delinquent loans are reclassified as distributions based upon the terms of the Plan document.  No allowance for credit losses has been recorded as of December 31, 2012 and 2011.

NOTE C – INVESTMENTS

The following investments represent 5% or more of the net assets available for benefits:

	2012	2011

DWS Stock Index Fund	$14,445,530	$6,940,293
Southwestern Energy Company - Common Stock	14,183,994	14,488,746
PIMCO Funds - Total Return Fund	9,133,261	7,175,562
FFTW Income Plus Fund (1)	8,643,888	7,540,042
Amer Europacific Growth - R-3 International Fund	8,327,950	6,446,133
T. Rowe Price Retirement 2040 Advantage	7,653,944	5,625,230
Prudential Jennison Mid Cap Growth A	7,451,855	5,636,889
T. Rowe Price Retirement 2020 Advantage	7,195,505	5,456,160
T. Rowe Price Retirement 2030 Advantage	6,746,333	4,814,708
Davis New York Venture Fund (2)	-	4,821,610

(1) Contract value of $8,579,590 at December 31, 2012 and $7,524,779 at December 31, 2011.

(2) Investment did not represent 5% or more of net assets available for benefits in 2012.

NOTE C – INVESTMENTS – Continued

During 2012 and 2011, the Plan’s investments including investments bought, sold and held during the year appreciated (depreciated) in value as follows:

	2012	2011

Mutual funds	$5,822,497	$(2,131,174)
Collective trusts	1,443,941	115,851
Common stocks	689,830	(2,449,667)
	$7,956,268	$(4,464,990)

NOTE D – FAIR VALUE MEASUREMENTS

The Plan defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  FASB Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three-tier fair value hierarchy is described as follows:

Level 1:

Quoted market prices (unadjusted) in active markets for identical assets and liabilities.

Level 2:

Inputs, other than the quoted prices in active markets included within Level 1, that are observable for the asset or liability either directly or indirectly.

Level 3:

Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions about what market participants would use in pricing the asset or liability.

Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.  The assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of assets and liabilities being measured and their placement or changes in their placement within the fair value hierarchy.  Transfers between levels are recognized on the actual date of the event resulting in the transfer.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2012 and 2011.

Mutual funds:  Valued at the daily closing price as reported by the fund.  Mutual funds held by the Plan are open-ended funds that are registered with the Securities and Exchange Commission.  These funds are required to publish their daily net asset value (“NAV”) and to transact at that price.  The mutual funds held by the Plan are deemed to be actively traded.

Southwestern Energy Company

401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2012 and 2011

NOTE D – FAIR VALUE MEASUREMENTS – Continued

Collective trusts:  Valued using the NAV provided by the administrator of the fund.  The NAV is based on the fair value of the underlying assets owned by the fund, less its liabilities, and then divided by the number of shares owned. The NAV is a quoted price in a market that is not active.  These funds transact at their NAV.  There are no restrictions in place with respect to the daily redemption of the collective trust funds.  There are no unfunded commitments at December 31, 2012.

Common stocks:  Valued at the closing price reported on the active market on which the individual securities are traded.

The preceding methods described may produce fair value calculations that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

During the plan years ended December 31, 2012 and 2011, there were no transfers in or out of Levels 1 and 2.

The following are assets measured at fair value on a recurring basis at December 31, 2012 and 2011:

	2012
	Level 1	Level 2	Level 3	Total

Mutual funds
Growth and income funds	$25,647,119	$-	$-	$25,647,119
Growth funds	16,230,000	-	-	16,230,000
Aggressive growth funds	12,046,232	-	-	12,046,232
Fixed income funds	9,205,613	-	-	9,205,613
Total mutual funds	63,128,964	-	-	63,128,964
Collective trusts
Non-benefit-responsive investment fund – S&P 500 Indexed	-	14,445,530	-	14,445,530
Fixed income and fully benefit- responsive investment contract	-	8,643,888	-	8,643,888
Total collective trusts	-	23,089,418	-	23,089,418
Common stocks	14,278,519	-	-	14,278,519
Total investments at fair value	$77,407,483	$23,089,418	$-	$100,496,901

NOTE D – FAIR VALUE MEASUREMENTS – Continued

	2011
	Level 1	Level 2	Level 3	Total

Mutual funds
Growth and income funds	$18,809,189	$-	$-	$18,809,189
Growth funds	16,834,056	-	-	16,834,056
Aggressive growth funds	9,324,635	-	-	9,324,635
Fixed income funds	7,175,562	-	-	7,175,562
Total mutual funds	52,143,442	-	-	52,143,442
Collective trusts
Non-benefit-responsive investment fund	-	6,940,293	-	6,940,293
Fixed income and fully benefit- responsive investment contract	-	7,540,042	-	7,540,042
Total collective trusts	-	14,480,335	-	14,480,335
Common stocks	14,599,021	-	-	14,599,021
Total investments at fair value	$66,742,463	$14,480,335	$-	$81,222,798

NOTE E – INVESTMENT CONTRACT WHICH INCLUDE INSURANCE AND INVESTMENT CONTRACTS

The Plan offers the FFTW Income Plus Fund (“FFTW Fund”), through the BNP Paribas Investment Partners Pooled Trust Fund (“BNP Fund”), as an investment option to the Plan participants.  The BNP Fund is a collective investment fund, which includes the FFTW Fund, and is maintained by the trustee BNP Paribas Investment Partners Trust Company.  This fund primarily invests in guaranteed investment contracts (“GICs”), money market funds, money market instruments, repurchase agreements, private placements, bank investment contracts and synthetic GICs.

Investments in GICs guarantee a stated rate of interest for a fixed maturity. In a synthetic GIC structure, the underlying investments are owned by a separate entity.  A synthetic GIC is comprised of two components: an underlying asset and a wrapper contract.  Wrapper contracts generally change the investment characteristics of underlying securities to those of guaranteed investment contracts.  Each wrapper contract obligates the wrap provider to maintain the “contract value” of the underlying investments.  The contract value is generally equal to the principal amounts invested in the underlying investments, plus interest accrued at a crediting rate established under the contract, less any adjustments for withdrawals (as specified in the wrap agreement).

In general, if the contract value of the wrap agreement exceeds the market value of the underlying investments (including accrued interest), the wrap provider becomes obligated to pay that difference to the fund in the event that shareholder redemptions result in partial or total contract liquidation.  The circumstances under which payments are made and the timing of payments between the fund and the wrap provider may vary based on the terms of the wrapper contract.

Southwestern Energy Company

401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2012 and 2011

NOTE E – INVESTMENT CONTRACT WHICH INCLUDE INSURANCE AND INVESTMENT CONTRACTS – Continued

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value.  These events include termination of participating plans or a material adverse change to the provisions of participating plans.  At this time, the Plan believes that the occurrence of such events that would be of sufficient magnitude to limit the ability of the fund to transact at contract value is not probable.

The net asset value of the fund is determined on a daily basis.  Units can be issued and redeemed on any business day at that day’s unit value.  All earnings, expenses, and gains and losses of the fund are reflected in the calculation of the daily unit value.  Although it is intended to permit daily withdrawals, some of the assets of the fund, especially investment contracts, may require an adjustment in the value of the investment if a withdrawal is made.  In any event, the withdrawal may be deferred over such period of time, not to exceed one year, as may be deemed necessary for fair and orderly management of the fund.

The interest crediting rate is calculated based upon many factors, including current economic and market conditions, the general interest rate environment, the amount and timing of participant contributions, transfers and withdrawals, and the duration of the fixed-income investments that underlie the wrapper contracts.  The average market yield and crediting interest rates of the BNP Fund were 0.87% and 1.30%, respectively for the year ended December 31, 2012.  The average yield and crediting interest rates for the BNP Fund were 1.30% and 1.61%, respectively, for the year ended December 31, 2011.

NOTE F – TAX STATUS

The Internal Revenue Service issued a favorable determination letter dated December 10, 2011, stating that the Plan was designed in accordance with the applicable requirements of the IRC.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator and the Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

NOTE G – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE H – RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of mutual funds, common stocks and collective trusts.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE I – RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Plan investments include shares of Southwestern Energy Company common stock.  These transactions represent investments in the Company and, therefore, qualify as party-in-interest transactions.  The Fund held 424,543 shares at $33.41 per share as of December 31, 2012 and 453,624 shares at $31.94 per share as of December 31, 2011.  The Plan also invests in DWS Stock Index collective trust fund that is issued by DWS Trust Company at December 31, 2012.  DWS Trust Company is a trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  There were no fees paid by the Plan for the investment management services for the years ended December 31, 2012 and 2011.  The Plan participants paid loan origination fees to Automatic Data Processing, Inc., the Plan’s record-keeper and an entity related to DWS Trust Company, amounting to $17,775 and $18,250, during 2012 and 2011, respectively, which qualify as party-in-interest transactions.

Southwestern Energy Company

401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2012 and 2011

NOTE J – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2012	2011

Net assets available for benefits per the financial statements	$103,316,607	$83,576,665
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	64,298	15,263
Net assets available for benefits per the Form 5500	$103,380,905	$83,591,928

The following is a reconciliation of total additions per the financial statements to total income to the Form 5500 as of December 31:

2012

Total additions per the financial statements	$29,432,567
Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(15,263)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	64,298
Total income per the Form 5500	$29,481,602

SUPPLEMENTAL SCHEDULE

Southwestern Energy Company

401(k) Savings Plan

Form 5500 – Schedule H, Line 4i – Schedule of assets (held at end of year)
December 31, 2012

(a)	(b)	(c)	(e)
Party-in- Interest Identification	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

*	DWS Stock Index Fund	Collective Trust	$14,445,530
*	Southwestern Energy Company - Common Stock	424,543 Common Shares	14,183,994
	PIMCO Funds - Total Return Fund	Mutual Fund	9,133,261
	FFTW Income Plus Fund	Collective Trust	8,643,888
	Amer Europacific Growth - R-3 International Fund	Mutual Fund	8,327,950
	T. Rowe Price Retirement 2040 Advantage	Mutual Fund	7,653,944
	Prudential Jennison Mid Cap Growth A	Mutual Fund	7,451,855
	T. Rowe Price Retirement 2020 Advantage	Mutual Fund	7,195,505
	T. Rowe Price Retirement 2030 Advantage	Mutual Fund	6,746,333
	BlackRock Equity Dividend	Mutual Fund	5,093,000
	Aston/River Road Small Cap Value	Mutual Fund	3,718,282
	Aston/Montag Caldwell Long Term Growth Fund	Mutual Fund	3,685,145
	T. Rowe Price Retirement Income Advantage	Mutual Fund	1,581,731
	T. Rowe Price Retirement 2010 Advantage	Mutual Fund	1,480,356
	T. Rowe Price Retirement 2050 Advantage	Mutual Fund	989,250
	Entergy Corporation	1,483 Common Shares	94,525
	Dreyfus Bond Market Index - Basic	Mutual Fund	72,352
*	Participant loans	Participant loans with interest rates from 4.25% to 8.25% and maturity dates through 2023	2,845,618
			$103,342,519

*Party-in-interest

Note:  Column (d) cost information has been omitted as all investments are participant-directed.

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTHWESTERN ENERGY COMPANY 401(k) SAVINGS PLAN

Date: June 26, 2013	By:	/s/ R. CRAIG OWEN
R. Craig Owen Senior Vice President and Chief Financial Officer, Southwestern Energy Company

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT

23.1	Consent of Grant Thornton LLP